

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2022

Larry Pino
Chief Executive Officer
Tuscan Gardens Senior Living Communities, Inc.
99 S. New York Ave.
Winter Park, FL 32789

> **Re: Tuscan Gardens Senior Living Communities, Inc.**
> **Amendment No. 2 to Offering Statement on Form 1-A**
> **Filed January 24, 2022**
> **File No. 024-11706**

Dear Mr. Pino:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Offering Statement on Form 1-A filed January 24, 2022

General

1. Since you are relying on Rule 251(d)(3)(F), as indicated on the cover page, please state the amount of unsold securities covered by your earlier offering statement (File No. 024-10945), which will be deemed terminated as of the qualification of this offering statement. In addition, as your post-qualification amendments to the previous offering statement were never qualified, please file a request to withdraw all of those amendments using EDGAR submission type 1-A-W and referring specifically to each of the amendments therein.

Financial Statements, page F-1

2. In your response letter dated August 30, 2021 you indicated your intention to include unaudited interim Holdco financial statements in this offering as well as any Issuer unaudited 1-SA. Please clarify if this is still your intention, and tell us where those

financial statements are located in your 1-A.

You may contact Eric McPhee at 202-551-3693 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Pam Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Laurence J. Pino